APIVA VENTURES LIMITED

FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

SIX MONTH PERIOD ENDED
JUNE 30, 2003

APIVA VENTURES LIMITED
BALANCE SHEETS
(Unaudited – Prepared by Management)

	June 30,	December 31,
	2003	2002
		(Audited)

ASSETS

Current
Cash and cash equivalents	$44,410	$-
Receivables	4,380	2,290
Prepaid expenses	4,117	-

Total current assets	52,907	2,290

Loan receivable (Note 5)	115,834	-
Capital assets	2,798	3,291
Investment in partnership (Note 4)	100	100

Total assets	$171,639	$5,681

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$19,610	$35,893

Total current liabilities	18,610	35,893

Shareholders’ equity (deficiency)
Capital stock
Authorized
100,000,000 common shares without par value
Issued and outstanding
15,789,619 common shares (2002 – 15,789,619)	14,192,144	14,192,144
Additional paid-in capital	1,193,809	1,193,809
Deficit	(15,233,924)	(15,416,165)

Total shareholders' equity (deficiency)	152,029	(30,212)

Total liabilities and shareholders' equity (deficiency)	$171,639	$5,681

On behalf of the Board:

/s/ Ron Noble	/s/ Clair Calvert

Director	Director

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

EXPENSES
Amortization	$247	$291	$494	$581
Bank charges and interest	168	52	679	139
Consulting	10,800	15,800	12,563	15,800
Foreign exchange (gain) loss	-	1,522	-	1,787
Management fees	5,300	3,750	9,800	7,500
Office and general	130	6,813	160	17,072
Professional and consulting fees	6,461	30,597	24,467	47,300
Rent	1,000	3,750	4,000	7,500
Shareholder costs	1,219	3,096	1,219	3,096
Transfer agent and regulatory	8,598	4,739	9,252	5,724
Travel and automobile	45	2,965	45	6,258

	(33,968)	(73,375)	(62,679)	(112,757)

OTHER ITEMS
Income from partnership (Note 4)	-	-	244,794	-
Interest	126	50	126	-
Gain (loss) on sale of marketable securities	-	-	-	(42,682)

	126	50	244,920	(42,682)

Income (loss) for the period	(33,842)	(73,325)	182,241	(155,439)

Deficit, beginning of the period	(15,200,082)	(15,235,267)	(15,416,165)	(15,153,153)

Deficit, end of the period	$(15,233,924)	$(15,308,592)	$(15,233,924)	$(15,308,592)

Basic and diluted earnings (loss) per share	$(0.01)	$(0.01)	$0.01	$(0.01)

Weighted average number of shares outstanding	15,789,619	15,714,619	15,789,619	15,689,426

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Unaudited – Prepared by Management)

	Capital Stock				Total
			Additional		Shareholders’
	Number		Paid-in		Equity
	of Shares	Amount	Capital	Deficit	(Deficiency)

Balance, December 31, 2000	15,426,619	$13,979,726	$1,154,814	$(14,504,928)	$629,612

Shares issued on exercise of options	50,000	13,600	-	-	13,600

Shares issued for acquisition of mineral
properties	200,000	169,312	-	-	169,312

Stock options issued to consultants	-	-	38,995	-	38,995

Loss for the year	-	-	-	(648,225)	(648,225)

Balance, December 31, 2001	15,676,619	14,162,638	1,193,809	(15,153,153)	203,294

Shares issued on exercise of options	113,000	29,506	-	-	29,506

Loss for the year	-	-	-	(263,012)	(263,012)

Balance, December 31, 2002	15,789,619	14,192,144	1,193,809	(15,416,165)	(30,212)

Income for the period	-	-	-	182,241	182,241

Balance, June 30, 2003	15,789,619	$14,192,144	$1,193,809	$(15,233,924)	$(152,029)

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED
STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30,	June 30,	June 30,	June 30,
	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$(33,842)	$(73,325)	$182,241	$(155,439)
Items not affecting cash:
Amortization	247	291	494	581
Loss on sale of marketable securities	-	-	-	42,682

Changes in non-cash working capital items:
Increase in receivables	(785)	(3,156)	(2,090)	(4,023)
Increase in prepaid expenses	(4,117)		(4,117)
Increase in due to related party	-	14,837	-	15,800
Increase (decrease) in accounts payable and
accrued liabilities	(3,248)	6,890	(16,284)	1,664

Net cash provided by (used in) operating activities	(41,745)	(54,463)	160,244	(98,735)

CASH FLOWS FROM INVESTING ACTIVITIES
Loan receivable	(61,790)	-	(115,834)	-
Expenditures for mineral claims	-	(62,793)	-	(62,793)
Proceeds on sale of marketable securities	-	-	-	31,542

Net cash provided by investing activities	(61,790)	(62,793)	(115,834)	(31,251)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash	-	12,600	-	12,600

Net cash provided by financing activities	-	12,600	-	12,600

Change in cash and cash equivalents during the
period	(103,535)	(104,656)	44,410	(117,386)

Cash and cash equivalents, beginning of period	147,945	129,667	-	142,397

Cash and cash equivalents, end of period	$44,410	$25,011	$44,410	$25,011

The accompanying notes are an integral part of these financial statements.

APIVA VENTURES LIMITED NOTES TO THE FINANCIAL STATEMENTS (Unaudited – Prepared by Management) JUNE 30, 2003

1.

BASIS OF PRESENTATION

The financial statements contained herein include the accounts of Apiva Ventures Limited (the "Company").

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company was incorporated under the provisions of the Company Act of British Columbia.

The Company’s principal business activity is the exploration of mineral properties and currently the Company is considered to be in the exploration stage.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete public equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

	June 30,	December 31,
	2003	2002
		(Audited)

Deficit	$(15,233,924)	$(15,416,165)
Working capital (deficiency)	33,297	(33,603)

3.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period.

APIVA VENTURES LIMITED NOTES TO THE FINANCIAL STATEMENTS (Unaudited – Prepared by Management) JUNE 30, 2003

4.

INVESTMENT IN PARTNERSHIP

During 2002, the Company formed a general partnership, 2002 Alberta Oil & Gas Co., (the “General Partnership”), with two other companies. The General Partnership acquired an interest in the 1999 Investment Co. Limited Partnership (the “Limited Partnership”). The Limited Partnership is an Alberta limited partnership involved in the petroleum and natural gas industry. Its assets consist primarily of royalties on petroleum and natural gas wells and related processing plants and facilities located in Alberta. The Company has a 27.66% interest in the General Partnership.

During the period, the Company received a cash distribution of $244,794 from the General Partnership.

5.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid management fees of $9,800 (2002 - $7,500) to a director and a company controlled by a director of the Company.

b) Paid rent of $4,000 (2002 -$7,500) to a company controlled by a director of the Company.

c) Paid consulting fees of $11,763 (2002 - $Nil) to an officer of the Company.

The Company loaned $115,834 to a company controlled by a former director during the period. Subsequent to the period, the Company filed a legal claim against this company to recover the full amount of the loan paid.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

6.	SEGMENTED INFORMATION The Company currently conducts substantially all of its operations in Canada in one business segment.

7.	SUBSEQUENT EVENTS The Company has filed a statement of claim in the Supreme Court of British Columbia against a company controlled by a former director of the Company for $119,025.